

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2013

<u>Via E-mail</u>
Pamela F. Craven
Chief Administrative Officer
Avaya Inc.
211 Mount Airy Road
Basking Ridge, NJ 07920

   Re: Avaya Inc.
     Form 10-K for the Year Ended September 30, 2012
     Filed December 12, 2012
     File No. 001-15951

Dear Ms. Craven:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Robert S. Littlepage for

        Larry Spirgel
        Assistant Director